Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial Results for Full Year and Q4 2021

- 20% YoY growth in revenues, 50% increase in non-GAAP operating margin and 31% growth in non-GAAP EPS -

KFAR SAVA, Israel, January 27, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the fourth quarter and full year ended December 31, 2021.

Financial Results

Full Year: Silicom’s full year revenues for 2021 totalled $128.5 million, up 20% compared with $107.4 million for 2020.

On a GAAP basis, net income for the period totalled $10.5 million, up 84% compared with $5.7 million for 2020. GAAP earnings per share reached $1.51 per diluted share ($1.54 per basic share) compared with $0.80 per share (basic and diluted) for 2020.

On a non-GAAP basis (as described and reconciled below), net income for the year totalled $14.0 million, up 27% compared with $11.0 million for 2020. Non-GAAP earnings per share for the year totalled $2.01 per diluted share ($2.05 per basic share), up 31% compared with $1.54 per share (basic and diluted) for 2020.

Fourth Quarter: Silicom’s revenues for the fourth quarter of 2021 totalled $36.3 million, up 7% compared with $33.9 million for the fourth quarter of 2020.

On a GAAP basis, net income for the quarter totalled $3.3 million compared with $0.8 million for the fourth quarter of 2020. GAAP earnings per share rose to $0.48 per diluted share ($0.49 per basic share) compared with $0.12 per share (basic and diluted) for the fourth quarter of 2020.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.5 million, up 14% compared with $4.0 million for the fourth quarter of 2020. Non-GAAP earnings per share increased to $0.65 per diluted share ($0.67 per basic share) compared with $0.56 per diluted share ($0.57 per basic share) for the fourth quarter of 2020.

Guidance for 2022

While we see dramatic growth in demand for 2022, our guidance for the first quarter of 2022 is also impacted by the global components crisis, which could limit our ability to fulfill the demand. As such, Management projects that revenues for the first quarter of 2022 will range between $31 million and $33 million, a level that is much lower than we would have forecast based only on demand.

Given our very long and growing list of design wins that continues to generate strong demand, we continue to project double-digit growth in 2022 and beyond.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “2021 was a great year for Silicom: an inflection point in the demand for our products during which SD-WAN’s coming-of-age brought us design wins of a whole new scale – some with 10x the revenue potential of past wins – along with numerous large opportunities. We therefore believe that we are on the road to massive growth, though the timing will depend, to some extent, upon the constraints created by the global components crisis.

“In light of this crisis, which negatively impacted our 2021 revenues by several million dollars, we are particularly proud to have delivered 20% growth in revenues for the year and 50% growth in our operating margin, a clear demonstration of the leverage built into our business model and the flexibility of our operations.”

Mr. Orbach continued, “The source of our growth continues to be the disaggregation and decoupling trend, one of the most significant transitions of IT architecture in a decade. We have been preparing for this trend for the past five years, developing critical technologies and products needed for its success while creating important relationships with both hardware and software partners.

“Today, with the SD-WAN market having reached the growth phase of its lifecycle, this strategy has begun to prove itself. In 2021, our revenues from Smart Edge products reached tens of millions of dollars, and they look likely to climb much higher in the years ahead. For example, during the fourth quarter a leading American service provider awarded us a major Smart Edge design win along with $30 million in current purchase orders, while forecasting a $50 million per year future run-rate. Similarly, one of the world’s networking equipment giants selected our SD-WAN Smart Platform for its branded solution, while forecasting a run-rate of tens of millions per year in full ramp up. The potential of this market alone would be enough to drive significant growth for our company.

“However, we believe this growth will be compounded by 5G/O-RAN, a market with characteristics similar to SD-WAN that operates within the same disaggregation and decoupling environment. Once it moves from the product development and initial deployment stages, where it is now, to its own growth phase, it is likely to become another growth driver for Silicom. During 2021, several industry leaders selected our 5G accelerators for their initial O-RAN networks, and we are in numerous discussions regarding additional opportunities. As O-RAN enters the mainstream and we build out our O-RAN product offerings, we believe these early wins will represent just the tip of the iceberg.”

Mr. Orbach concluded, “Despite this strong momentum, the uncertainties of the components crisis make it difficult to predict the rate at which we will be able to fill orders, and therefore to grow our revenues over the short term. Nonetheless, we remain confident in our ability to deliver double digit growth in 2022, and believe that resolution of the crisis will lead immediately to a steep growth curve in step with the market’s massive transition to next-generation networks and its clear need for Silicom solutions.”

Conference Call Details

Silicom’s Management will host an interactive conference today, January 27th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, lease liabilities - financial expenses (income), as well as impairment of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	December 31,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	$29,285	$20,676
Short-term bank deposits	-	5,000
Marketable securities	8,266	35,117
Accounts receivables: Trade, net	31,120	21,660
Accounts receivables: Other	3,842	6,126
Inventories	75,753	47,650
Total current assets	148,266	136,229

Marketable securities	23,773	15,281
Assets held for employees’ severance benefits	1,882	1,833
Deferred tax assets	2,445	1,790
Property, plant and equipment, net	4,576	4,110
Intangible assets, net	4,314	1,170
Right of Use	8,765	9,913
Goodwill	25,561	25,561
Total assets	$219,582	$195,887

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$29,918	$14,610
Other accounts payable and accrued expenses	18,564	12,953
Lease Liabilities	1,811	1,813

Total current liabilities	50,293	29,376

Lease Liabilities	7,377	8,282
Liability for employees’ severance benefits	3,443	3,256
Deferred tax liabilities	6	136

Total liabilities	61,119	41,050

Shareholders' equity
Ordinary shares and additional paid-in capital	63,412	60,139
Treasury shares	(34,995)	(24,807)
Retained earnings	130,046	119,505
Total shareholders' equity	158,463	154,837

Total liabilities and shareholders' equity	$219,582	$195,887

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2021	2020	2021	2020
Sales	$36,303	$33,898	$128,460	$107,398
Cost of sales	23,757	24,289	84,072	73,632
Gross profit	12,546	9,609	44,388	33,766

Research and development expenses	5,102	5,396	20,091	17,244
Selling and marketing expenses	1,850	1,608	6,599	6,209
General and administrative expenses	1,240	1,106	4,641	4,065
Total operating expenses	8,192	8,110	31,331	27,518

Operating income	4,354	1,499	13,057	6,248

Financial income (loss), net	(556)	(575)	(152)	1,034
Income before income taxes	3,798	924	12,905	7,282
Income taxes	504	78	2,364	1,557
Net income	$3,294	$846	$10,541	$5,725

Basic income per ordinary share (US$)	$0.49	$0.12	$1.54	$0.80

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,732	6,955	6,826	7,118

Diluted income per ordinary share (US$)	$0.48	$0.12	$1.51	$0.80

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,887	7,013	6,969	7,157

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Twelve-month period
	ended December 31,		ended December 31,
	2021	2020	2021	2020

GAAP gross profit	$12,546	$9,609	$44,388	$33,766
(1) Share-based compensation (*)	121	127	479	535
(2) Impairment of intangible assets	-	1,657	-	1,657
Non-GAAP gross profit	$12,667	$11,393	$44,867	$35,958

GAAP operating income	$4,354	$1,499	$13,057	$6,248
Gross profit adjustments	121	1,784	479	2,192
(1) Share-based compensation (*)	648	633	2,382	2,176
Non-GAAP operating income	$5,123	$3,916	$15,918	$10,616

GAAP net income	$3,294	$846	$10,541	$5,725
Operating income adjustments	769	2,417	2,861	4,368
(3) Lease liabilities - financial expenses (income)	363	625	321	625
(4) Taxes on amortization of acquired intangible assets	67	68	267	270
Non-GAAP net income	$4,493	$3,956	$13,990	$10,988

GAAP net income	$3,294	$846	$10,541	$5,725
Adjustments for Non-GAAP Cost of sales	121	1,784	479	2,192
Adjustments for Non-GAAP Research and development expenses	275	265	1,011	959
Adjustments for Non-GAAP Selling and marketing expenses	191	186	697	602
Adjustments for Non-GAAP General and administrative expenses	182	182	674	615
Adjustments for Non-GAAP Financial income (loss), net	363	625	321	625
Adjustments for Non-GAAP Income taxes	67	68	267	270
Non-GAAP net income	$4,493	$3,956	$13,990	$10,988

GAAP basic income per ordinary share (US$)	$0.49	$0.12	$1.54	$0.80
(1) Share-based compensation (*)	0.12	0.11	0.42	0.38
(2) Impairment of intangible assets	-	0.24	-	0.23
(3) Lease liabilities - financial expenses (income)	0.05	0.09	0.05	0.09
(4) Taxes on amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Non-GAAP basic income per ordinary share (US$)	$0.67	$0.57	$2.05	$1.54

GAAP diluted income per ordinary share (US$)	$0.48	$0.12	$1.51	$0.80
(1) Share-based compensation (*)	0.11	0.11	0.41	0.38
(2) Impairment of intangible assets	-	0.23	-	0.23
(3) Lease liabilities - financial expenses (income)	0.05	0.09	0.05	0.09
(4) Taxes on amortization of acquired intangible assets	0.01	0.01	0.04	0.04
Non-GAAP diluted income per ordinary share (US$)	$0.65	$0.56	$2.01	$1.54

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))